(d)(1)(i)

February 10, 2014

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Effective February 10, 2014, LSV Asset Management (“LSV”) was added as a sub-adviser to the ING Mid Cap Value Fund (the “Fund”) resulting in a reduction in the blended sub-advisory rate payable by ING Investments, LLC (“ING Investments”) on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from February 10, 2014 through October 1, 2015. The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the February 10, 2014 addition of LSV (the “Expense Reductions”) – the aggregate blended sub-adviser fee rates after the Expense Reductions.)

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of ING Equity Trust.

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

Agreed and Accepted:

ING Equity Trust

(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Equity Trust